July 28, 2021

Ron Alper

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: PF ROYALTY I LLC (the “Company”)

Offering Statement on Form 1-A

Filed April 21, 2021

Amendments No. 3 & 4 to Offering State on Form 1-A

File No. 024-11508

Dear Mr. Alper:

We are in receipt of your comment letter dated June 16, 2021, regarding the Offering Statement filed June 24, 2021 and June 29, 2021.  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Statement (“Amended Offering Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the Amended Offering Statement, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment Nos. 3 and 4 to Offering Statement on Form 1-A

General

1. We note your response to comment 1. We note that the securities sold under the distribution reinvestment plan are being offered under a separate plan of distribution. As such, it appears that the offering of the Class A interests through the distribution reinvestment plan is distinct from the primary, continuous offering of the Class A interests and should be separately identified as such in your disclosure. Please revise the cover page to disclose the maximum number of interests you may offer under the distribution reinvestment plan and revise relevant disclosure throughout your offering statement, such as the Use of Proceeds table and Plan of Distribution. Please also clarify, if true, that the Class A interests being sold pursuant to the DRIP are not subject to commissions and expenses. Please refer to Rule 251(a)(2) for additional guidance.

All references to the dividend reinvestment program have been removed.  Cash available for distribution will be distributed to the holders of Class A Interests.  The Company may provide the option in the future to allow members to forgo distributions, but does not have that option currently.

Frequently Asked Questions, page 6

2. We note your revisions in response to comment 1. Please clarify how you intend to execute the distribution reinvestment program in light of the following statement on page 7: "to the extent the Company has reached the $75 million limitation, any funds designated for reinvestment will be distributed in the form of cash to the investors and may be invested in the subsequent 12-month period." Please note that for purposes of calculating the maximum offering amounts permissible under Rule 251(a), an issuer must reduce the maximum offering amount sought to be qualified by the amount which such issuer has sold during the previous 12-month period.

See response to Item 1.

Plan of Distribution, page 24

3. We note your response to comment 3. Please explain the reason for the monthly closings and clarify at which point in the monthly closing process that the issuer will make a final determination to accept or reject a subscription.

Additional language has been added to clarify that once the Company begins investment activities, closings will occur on the 1st day of each month, and will be based upon the NAV in place on the last day of the immediately preceding month.  This will reduce the frequency at which the Company must determine the NAV for the pricing of the offered interests.  The revised language reads as follows:

The Offering is being conducted on an ongoing basis and prior to the Company beginning investment activities will be accepted on an ongoing basis.  Once the Company has begun investment activities, to the extent the Offering remains open, additional closing will be conducted on a monthly basis, on the 1st  day of each month (or immediately following business day).  All investments received after the 1st of any month shall remain in escrow with our Escrow Agent and will be invested in the immediately following monthly closing at the price determined in connection with the calculation of the NAV in effect on the last day of the immediately preceding month.  An investor may not withdrawal its subscription once a subscription has been completed and funds have been tendered.  The Manager, in its sole discretion, reserves the right to accept or reject any subscription for Class A Interests, in whole or in part, and for any reason or no reason, notwithstanding prior receipt by the Purchaser of notice of acceptance of this subscription.  If the Manager rejects a subscription, either in whole or in part (which decision is in its sole discretion), the Company shall cause the Escrow Agent to return promptly the rejected Subscription Price or the rejected portion thereof to the Purchaser without deduction, offset or interest accrued thereon. If this subscription is rejected in whole a Subscription Agreement shall thereafter be of no further force or effect.  If this subscription is rejected in part, a Subscription Agreement will continue in full force and effect to the extent this subscription was accepted.

We respectfully request that the SEC approve qualification at it’s earliest convenience.  Upon receipt of notice of qualification, we will request a date of effectiveness.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.